

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 22, 2012**

Caterpillar Financial Services Corporation
(Exact name of Registrant as specified in its charter)

001-11241
(Commission File Number)

Delaware	37-1105865
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

2120 West End Avenue
Nashville, Tennessee 37203-0001
(Address of principal executive offices, with zip code)

(615) 341-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On October 22, 2012, Caterpillar Financial Services Corporation issued a press release reporting financial results for the third quarter ended September 30, 2012. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated into this Item 2.02 by reference.

The information in this Current Report on Form 8-K, including Exhibit 99.1, is being furnished in accordance with the provisions of General Instruction B.2 of Form 8-K.

Item 9.01. Financial Statements and Exhibits.

d)   Exhibits:

99.1   Caterpillar Financial Services Corporation press release dated October 22, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Caterpillar Financial Services Corporation

Date: October 22, 2012   By: */s/ J. Wesley Blumenshine*
                                                                    J. Wesley Blumenshine
                                                                    Secretary

<u>EXHIBIT INDEX</u>

<u>Exhibit No.</u>	<u>Description</u>
99.1	Caterpillar Financial Services Corporation press release dated October 22, 2012

Exhibit 99.1

October 22, 2012

Caterpillar contact:
Jim Dugan
Global Government & Corporate Affairs
(309) 494-4100 Office
(309) 360-7311 Mobile
Dugan_Jim@cat.com

FOR IMMEDIATE RELEASE

Cat Financial Announces Third-Quarter 2012 Results

Cat Financial reported third-quarter 2012 revenues of $678 million, an increase of $10 million, or 1 percent, compared with the third quarter of 2011. Third-quarter 2012 profit after tax was $109 million, a $16 million, or 17 percent, increase from the third quarter of 2011.

The increase in revenues was primarily due to a $63 million favorable impact from higher average earning assets (finance receivables and operating leases at constant rates), partially offset by a $44 million unfavorable impact from lower average financing rates on new and existing finance receivables and operating leases and a $9 million unfavorable impact from gains/losses on returned or repossessed equipment.

Profit before income taxes was $153 million for the third quarter of 2012, compared to $126 million for the third quarter of 2011. The increase was primarily due to a $26 million favorable impact from higher average earning assets and a $14 million favorable impact from mark-to-market adjustments that were recorded on interest rate derivative contracts. These increases were partially offset by a $9 million unfavorable impact from gains/losses on returned or repossessed equipment.

The provision for income taxes in the third quarter of 2012 reflects an estimated annual tax rate of 27 percent compared to 25 percent in the third quarter of 2011.

New retail financing in the third quarter of 2012 was $3.21 billion, an increase of $565 million, or 21 percent, from the third quarter of 2011. The increase was a result of growth across all operating segments, with the largest increase occurring in our Europe and Caterpillar Power Finance operating segment.

At the end of the third quarter of 2012, past dues were 2.80 percent compared with 3.35 percent at the end of the second quarter of 2012, 2.89 percent at the end of 2011 and 3.54 percent at the end of the third quarter of 2011. All Cat Financial operating segments reported improved past dues. Write-offs, net of recoveries, were $29 million for the third quarter of 2012, down from $50 million in the third quarter of 2011.

As of September 30, 2012, Cat Financial's allowance for credit losses totaled $404 million or 1.47 percent of net finance receivables, compared with $369 million or 1.47 percent of net finance receivables at year-end 2011. The allowance for credit losses as of September 30, 2011, was $362 million, which was 1.49 percent of net finance receivables.

"Cat Financial's business continues to perform well, and we are especially pleased with the continued improvement in the performance of our portfolio," said Kent Adams, Cat Financial president and vice president of Caterpillar Inc. "Past dues and write-offs are down from the third quarter of last year, and the global Cat Financial team remains focused on helping Cat customers and dealers succeed through financial services excellence."

For over 30 years, Cat Financial, a wholly-owned subsidiary of Caterpillar Inc., has been providing financial service excellence to Cat customers. The company offers a wide range of financing alternatives to customers and Cat dealers for Cat machinery and engines, Solar® gas turbines and other equipment and marine vessels. Cat Financial has offices and subsidiaries located throughout the Americas, Asia, Australia and Europe, with headquarters in Nashville, Tennessee.

STATISTICAL HIGHLIGHTS:

THIRD QUARTER 2012 VS. THIRD QUARTER 2011
(ENDED SEPTEMBER 30)
(Millions of dollars)

		2012		2011	CHANGE
Revenues	$	678	$	668	1%
Profit Before Income Taxes	$	153	$	126	21%
Profit After Tax	$	109	$	93	17%
New Retail Financing	$	3,210	$	2,645	21%
Total Assets	$	33,834	$	29,465	15%

NINE MONTHS 2012 VS. NINE MONTHS 2011
(ENDED SEPTEMBER 30)
(Millions of dollars)

		2012		2011	CHANGE
Revenues	$	2,014	$	1,983	2%
Profit Before Income Taxes	$	467	$	393	19%
Profit After Tax	$	333	$	283	18%
New Retail Financing	$	10,108	$	8,313	22%

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this earnings release may be considered "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may relate to future events or our future financial performance, which may involve known and unknown risks and uncertainties and other factors that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by any forward-looking statements. From time to time, we may also provide forward-looking statements in oral presentations to the public or in other materials we issue to the public. Forward-looking statements give current expectations or forecasts of future events about the company. You may identify these statements by the fact that they do not relate to historical or current facts and may use words such as "believes," "expects," "estimates," "anticipates," "will," "should," "plan," "project," "intend," "could" and similar words or phrases. These statements are only predictions. Actual events or results may differ materially due to factors that affect international businesses, including changes in economic conditions and ongoing challenges in the global financial and credit markets, and changes in laws and regulations (including regulations implemented under the Dodd-Frank Wall Street Reform and Consumer Protection Act) and political stability, as well as factors specific to Cat Financial and the markets we serve, including the market's acceptance of our products and services, the creditworthiness of our customers, interest rate and currency rate fluctuations and estimated residual values of leased equipment. These risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict these new risk factors, nor can we assess the impact, if any, of these new risk factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Moreover, we do not assume responsibility for the accuracy and completeness of those statements. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the fiscal year ended December 31, 2011, and similar sections in our quarterly reports on Form 10-Q, that describe risks and factors that could cause results to differ materially from those projected in the forward-looking statements. Cat Financial undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.